Excelsior Tax-Exempt Funds, Inc.

Excelsior Funds Trust

Excelsior Funds, Inc.

November 7, 2007

VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    Excelsior Tax-Exempt Fund, Inc., Excelsior Funds Trust and Excelsior Funds, Inc.

           (the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1)	a copy of the Registrants’ Fidelity Bond for the period July 1, 2007 through October 31, 2007, attached as Exhibit 1:

2)	a copy of the resolutions of each Registrant’s Board of Directors/Trustees approving the amount, type, form and coverage of the Fidelity Bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

3)	a copy of the Agreement Pursuant to Rule 17g-1 dated as of July 1, 2007, entered into pursuant to paragraph (f) of the Rule, attached as Exhibit 3; and

4)	a statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 4.

Please contact me at (617) 772-3265 if you have any questions.

Sincerely,

/s/ Peter T. Fariel

Peter T. Fariel

Assistant Secretary

cc: M. Pilat

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